Direct Dial: 212-659-4973
Direct Fax: 212-884-8233
harvey.kesner@haynesboone.com

October 9, 2007

H. Christopher Owings
Assistant Director
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	Handheld Entertainment, Inc.
Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A
Initially Filed August 14, 2007
File No. 1-32985

Dear Mr. Owings:

Reference is made to the letter dated October 8, 2007 (the “Comment Letter”) to Mr. William J. Bush, Chief Financial Officer of Handheld Entertainment, Inc. (the “Company”), setting forth the comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) regarding Amendment No. 1 to the Company’s Preliminary Proxy Statement on Schedule 14A (the “Consent Statement”) filed by the Company on September 19, 2007 with the Securities and Exchange Commission (the “Commission”).

This letter sets forth the Company’s responses to the Staff’s comments. For your convenience, each of the Staff’s comments contained in the Comment Letter has been restated below in its entirety, with the Company’s response set forth immediately under such comment. We are also sending courtesy copies of this letter to you by Federal Express.

Notice of Consent Solicitation

Request No. 1:

We note your response to comment 2 in our letter dated September 13, 2007. Based upon the consent provided as Annex A to your document, it is unclear whether all shareholders will be asked to consent, withhold consent, or abstain to all six proposals as a group without the opportunity to decide on each proposal separately. In accordance with Rule 14a-4(a)(3) of the Exchange Act, please tell us what consideration you have given to unbundling these proposals to provide shareholders the opportunity to decide on each one separately. For further guidance, please see the Fifth Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations (September 2004).

Response:

The Company has revised Annex A to “unbundle” all six proposals to provide stockholders with the opportunity to decide on each proposal separately. Furthermore, the Company has revised the Notice of Consent Solicitation and page 1 of the Consent Statement to describe the relationship of each proposal to the others.

Structure of the Transaction, page 4

Request No. 2:

We note your response to comment 7 in our letter dated September 13, 2007. In your new disclosure, you describe all of the liabilities of eBaum’s World that you and your subsidiary will assume. Additionally, please provide the dollar amount of these liabilities.

Response:

The Company has revised the Consent Statement on page 5 to include the requested disclosure.

Will Handheld Entertainment Undergo of [sic] Change of Control?, page 7

Request No. 3:

We note your response to comment 8 in our letter dated September 13, 2007. In the first paragraph of this subsection, you state that the Nasdaq Capital Market may classify the acquisition as a reverse merger, which would require the combined company to meet Nasdaq’s initial listing criteria. Also, in the second-to-last paragraph of this subsection, you state that Nasdaq orally informed you on September 17, 2007 that the acquisition would not require you to file a new initial listing application. Please disclose whether this oral pronouncement means that Nasdaq has determined that the acquisition will not be classified as a reverse acquisition.

Response:

The Company has revised the Consent Statement on page 7 to include the requested disclosure.

Why are we seeking to increase the number of shares of our common stock?, page 12

Request No. 4:

We note your response to comment 9 in our letter dated September 13, 2007. You have not addressed that portion of the comment that asks you to provide an estimate of the number of authorized shares you will require to satisfy your known obligations. While we understand that the amount of stock you will be required to issue is variable, please provide disclosure providing a reasonable estimate, with appropriate assumptions about how you arrive at this amount as applicable.

Response:

The Company has revised the Consent Statement on page 54 to include the requested disclosure.

Proposal 1 - Approval of the Issuance of Shares of Handheld’s Common...,page 25

Background of the Acquisition, page 25

Request No. 5:

We note your response to comment 11 in our letter dated September 13, 2007. In the last paragraph on page 25, you state that in “early July 2007, the parties completed negotiations of the remaining terms of the definitive agreements.” Please discuss these negotiations further by disclosing any meetings or other conversations surrounding these negotiations and by identifying each person attending any meetings or participating in any conversations.

Response:

The Company has revised the Consent Statement on page 25 to include the requested disclosure.

Request No. 6:

We note your response to comment 12 in our letter dated September 13, 2007. In this regard, we note the new disclosure in the last sentence of your third-to-last paragraph on page 25. Additionally, please disclose that that you did not engage any investment banker for the purposes of undertaking negotiations or financing the transaction, and you relied instead on the expertise of the experienced board and management members, as you indicate in your response.

Response:

The Company has revised the Consent Statement on page 25 to include the requested disclosure.

Request No. 7:

We note your response to comment 20 in our letter dated September 13, 2007. In the second paragraph of your Background section, you state that visitors to the eBaum’s World website averaged more than 10 minutes on the website per visit. However, based upon the Length of Visit source you provided us under separate cover, it appears that only 21.76% of the visits to the website lasted longer than 10 minutes. Please tell us why you believe the average visit to eBaum’s World is more than 10 minutes when only 21.76% of visits to the website lasted more than 10 minutes.

Also, in this paragraph and on page 26, you state that eBaum’s World has a large and loyal following. However, based upon your Visitor Loyalty source, over half of the people who visited eBaum’s World’s website did so only three times or less, and, based upon the Merrill Lynch source, the traffic to eBaum’s World’s website was down 18.9% in March 2007. Please discuss how you interpreted these sources to mean that eBaum’s World has a large and loyal following based upon these sources.

Response:

The Company notes that an average may be significantly more or less than the median, particularly where the relevant data set is not symmetrically distributed. The Company further notes that the Length of Visit source does not provide sufficient information from which to calculate an arithmetic mean or “average,” because it divides the visits into ranges of duration rather than giving the specific independent duration of each visit. The Company further advises that it has data from GoogleAnalytics that shows, for each month from March 2007 through August 2007, average time on site of between 10.79 and 11.02 minutes. Moreover, the Merrill Lynch source provides, on page 5 thereof, that the average minutes per visitor during February and March 2007 were 21.5 minutes and 17.5 minutes, respectively. The Company advises that some variation in this statistic from different sources may be due to differing methodologies in their calculation.

The Company notes that a simple month over month decline in traffic does not show lack of loyalty. While the Company continues to believe that eBaum’s World has a loyal following, the statistical evidence of this is complex and, among other things, would involve establishing an industry base line level of repeat visitation. Accordingly, the Company has revised the Consent Statement to remove references to the loyalty of eBaum’s World’s visitors.

Representations and Warranties, page 32

Request No. 8:

We note your response to comment 22 in our letter dated September 13, 2007. We note the last sentence in the last paragraph on page 32. Please confirm for us your understanding that you are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the proxy statement not misleading.

Also, we note your disclosure in the last paragraph on page 32 in which you state that the “representations and warranties have been made solely for the benefit of the parties in connection with the asset purchase agreement and are not intended to be relied upon by any other person, including our stockholders.” It appears that this sentence was included because the representations and warranties are subject to exceptions and qualifications in the asset purchase agreement or disclosure schedules, as discussed in the subsequent sentence. If so, please revise this sentence to clearly indicate this. Otherwise, please revise to remove any potential implication that the referenced asset purchase agreement, or any descriptions of its terms, does not constitute public disclosure under the federal securities laws.

Response:

The Company confirms its understanding that it is responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements included in the Consent Statement not misleading.

The Company has revised the Consent Statement on page 32 to remove the statement that the “representations and warranties have been made solely for the benefit of the parties in connection with the asset purchase agreement and are not intended to be relied upon by any other person, including our stockholders.”

Conditions Precedent to the Acquisition, page 33

Request No. 9:

We reissue comment 24 in our letter dated September 13, 2007. Please discuss whether there is any material uncertainty as to any of the conditions to the completion of the acquisition or purchase obligation.

Response:

The Company has revised the Consent Statement on page 48 to include the requested disclosure.

Proposal 3 — Sale of the Convertible Debentures and Warrants, page 46

Request No. 10:

We note your response to comment 29 in our letter dated September 13, 2007. Please provide additional disclosure to shareholders indicating how many monthly payments of principal and interest will be required to be made over the life of the debentures and provide an aggregate number of shares that would be required to be issued for all principal and interest payments made assuming the ranges you have provided in the charts presented in order to give greater context to your statements on page 7 that YA Global Investments would own an unlimited number of shares of your common stock.

Please provide similar disclosure relating to the total possible profit that could be achieved by YA Global, assuming the closing price of your shares on August 31, 2007.

Response:

The Company has revised the Consent Statement on page 48 to include the requested disclosure.

Request No. 11

We note your response to comment 32 in our letter dated September 13, 2007. Please include that response in your document or tell us why it would be inappropriate for you to do so. In doing so, please revise your disclosure to indicate whether you anticipate making payments of principal and interest in cash or in stock when such amounts come due in the near future.

Response:

The Company has revised the consent statement on page 51 to include the requested disclosure.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (212) 659-4973.

Sincerely,

/s/ Harvey Kesner, Esq.

Harvey Kesner, Esq.